UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FORTRESS BIOTECH, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34960Q 109
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            34960Q 109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mr. Daryl Katz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,755,371

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,755,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.39%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No.            34960Q 109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

DAK Capital Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,755,371

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,755,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.39%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.            34960Q 109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

DAK Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions)
CO

Item 1.

(a) Name of Issuer

Fortress Biotech, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

3 Columbus Circle, 15th Floor, New York, New York 10019

Item 2.

(a) Name of Person Filing

Mr. Daryl Katz (“Mr. Katz”)

DAK Capital Inc. (“DAK”)

DAK Investments Corp. ("DAK Investments" and together with DAK and Mr. Katz, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is: 1702 Bell Tower, 10104 -103 Avenue

Edmonton, AB , Canada T5J 0H8

(c) Citizenship

Mr. Katz is a citizen of Canada.

DAK is a corporation formed under the laws of Alberta, Canada.

DAK Investments is a corporation formed under the laws of Alberta, Canada.

(d) Title of Class of Securities

Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

34960Q 109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

(a), (b) and (c):

Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 4 of this Schedule, which Items are incorporated by reference herein.

(a)	Amount Beneficially Owned:

Mr. Katz - 4,755,371 shares

DAK - 4,755,371 shares

DAK Investments - 0 shares

(b)	Percent of Class:

Mr. Katz - 9.39%

DAK -9.39%

DAK Investments - 0.00%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Mr. Katz - 0 shares

DAK - 0 shares

DAK Investments - 0 shares

(ii)	shared power to vote or to direct the vote

Mr. Katz - 4,755,371 shares

DAK - 4,755,371 shares

DAK Investments - 0 shares

(iii)	Sole power to dispose or to direct the disposition of

Mr. Katz - 0 shares

DAK - 0 shares

DAK Investments - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Mr. Katz - 4,755,371 shares

DAK - 4,755,371 shares

DAK Investments - 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2018

/s/ Mr. Daryl Katz
Mr. Daryl Katz

DAK CAPITAL INC.

By:	/s/ Mr. Daryl Katz
Mr. Daryl Katz, President

DAK INVESTMENTS CORP.

By:	/s/ Mr. Daryl Katz
Mr. Daryl Katz, President

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